Filed pursuant to Rule 424(b)3
Registration No. 333-202954

Amendment to
PROSPECTUS SUPPLEMENT
To Prospectus dated
April 10, 2015

PARK CITY GROUP, INC.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Amended Prospectus Supplement (the “Amended Supplement”) supplements certain information provided in our Prospectus Supplement dated April 10, 2015 (the “Prospectus Supplement”). The information contained herein modifies and supersedes, in part, the information in the Prospectus Supplement.  Any information that is modified or superseded in the Prospectus Supplement shall not be deemed to constitute a part of the Prospectus Supplement except as modified or superseded by this Amended Supplement.

This Amended Supplement should be read in conjunction with the Prospectus Supplement and accompanying base Prospectus, each of which must accompany this Amended Supplement to satisfy the prospectus-delivery requirements under the Securities Act of 1933, as amended.

This Amended Supplement corrects certain information included in the Prospectus Supplement regarding dilution experienced by investors in the offering.

The date of this Amended Supplement is April 14, 2015.

RISK FACTORS

Risks Related to Our Common Stock and this Offering

Investors in this offering will experience immediate and substantial dilution.

 The offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. As a result, investors in this offering will incur immediate and substantial dilution. After giving effect to the sale of our common stock at the public offering price of $12.50 per share and after deducting the placement agent fees and commissions and estimated offering expenses payable by us, our net tangible book value as of December 31, 2014 would have been approximately $11,065,000, or $0.616 per share of common stock. This represents an immediate increase in the net tangible book value of $0.365 per share to our existing stockholders and an immediate and substantial dilution in net tangible book value of $0.616 per share to investors who purchase our common stock in the offering. See “Dilution” for a more detailed discussion of the dilution investors in this offering will incur.

DILUTION

 Our net tangible book value on December 31, 2014 was $4,366,901, or $0.251 per share. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares outstanding. Dilution with respect to net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

After giving effect to the sale of 572,500 shares of common stock in this offering at an offering price of $12.50 per share, and after deducting the placement agent’s fee and all estimated offering expenses payable by us, our adjusted net tangible book value as of December 31, 2014 would have been approximately $11,065,000, or $0.616 per share of common stock based on 17,976,220 shares of our common stock outstanding as of April 9, 2015. This represents an immediate increase in adjusted net tangible book value of $0.365 per share to our existing stockholders and an immediate decrease in adjusted net tangible book value of $0.616 per share to the investor participating in this offering. The following table illustrates this dilution per share to the investor participating in this offering:

Offering price per share		$12.50
Net tangible book value per share as of December 31, 2014	$0.251
Increase in net tangible book value per share attributable to new investor participating in this offering	$0.365

As adjusted net tangible book value per share after giving effect to the offering		0.616
Dilution per share to investors participating in this offering		$11.884

The above illustration of dilution per share to the investor participating in this offering assumes no exercise of outstanding options or warrants to purchase shares of our common stock.

The above discussion and table are based on 17,403,720 shares of our common stock outstanding as of April 9, 2015, and 1,426,178 shares of common stock that have been reserved for issuance upon exercise of outstanding warrants, which have exercise prices ranging from $3.50 per share to $10.00 per share.

To the extent that options or warrants outstanding as of April 9, 2015 have been or may be exercised or other shares issued, the investor purchasing our common stock in this offering may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.